EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except ratios)
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$2,857	$23,785	$31,435	$47,325	$46,997
Fixed charges (see below)	5,104	6,319	6,957	11,197	13,488
	$7,961	$30,104	$38,392	$58,522	$60,485

Fixed charges:
Interest expensed and capitalized	$432	$1,357	$2,077	$7,028	$8,888
Amortized premiums, discounts and capitalized expenses relating to indebtedness	50	243	349	188	164
Estimate of the interest within rental expense (1)	4,622	4,719	4,531	3,981	4,436
	$5,104	$6,319	$6,957	$11,197	$13,488

Ratio of earnings to fixed charges with rent interest	1.56	4.76	5.52	5.23	4.48

(1) Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.